

March 8, 2011

Peter Klamka
Chief Executive Officer
Solar Acquisition Corp.
215 Dino Drive
Ann Arbor, MI 48103

     Re: Solar Acquisition Corp.
           Form 8-K/A filed January 25, 2011
           File No. 001-34438

Dear Mr. Klamka:

We have reviewed your response to our comment letter dated January 31, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed January 25, 2011

1. We note your response to comment two in our letter dated January 31, 2011 and have the following comments:

    - Your response indicates that you determined that Clean Power was a business after considering ASC 805-10-55-4 through 55-9. However, your response does not contain your detailed analysis of this literature. As previously requested, please include in your response your detailed analysis under ASC 805-10-55-4 through 55-9 to support your conclusion as to whether you acquired a business. In doing so, you should explain in detail how you applied each paragraph in this literature to your specific circumstances to show us your reasoning in reaching the conclusion that Clean Power was a business.

    - Your response indicates that you determined that this transaction should be accounted for as a reverse acquisition with Clean Power as the accounting acquirer. However, it appears that you had approximately 11.5 million shares of common stock outstanding prior to this transaction, and your Form 8-K indicates that you issued approximately 5.5 million shares of common stock to acquire Clean Power. Based on the above, it is unclear to us how Clean Power acquired a controlling interest in you such that this transaction should be accounted for as a reverse acquisition. Please explain this to us in detail.

- If you continue to believe that Clean Power is a business and this transaction should be accounted for as a reverse acquisition and recapitalization, it appears that Item 2.01(f), Item 5.01(a)(8), Item 5.06, and Item 9.01(c) of Form 8-K would apply to this transaction. Specifically, as you were a shell company prior to this acquisition, your Form 8-K announcing this transaction should have provided all of the information about Clean Power that would have been provided if Clean Power filed an initial registration statement on Form 10. If you continue to believe that Clean Power is a business and this transaction should be accounted for as a reverse acquisition and recapitalization, please amend your Form 8-K to provide all of the required information.

- We note your response to the third bullet point of our prior comment two concerning the purchase price and purchase price allocation for your acquisition of Clean Power. If you conclude that this transaction should be accounted for as an asset purchase or a business combination rather than a reverse acquisition, please provide us with all of the information requested in the third bullet point of our prior comment two.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars at (202) 551-3348 if you have any questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief